# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APi Group Corporation, CIK 0001796209
CUSIP: 00187Y100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Date of event which requires filing of this statement: 05/04/2026
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Mariposa Acquisition IV, LLC, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 50,432,501; shared voting power 0; sole dispositive power 30,089,118; shared dispositive power 0; aggregate amount beneficially owned 50,432,501 (11.5% of the class)
- Mariposa Acquisition IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,137,000; shared voting power 0; sole dispositive power 6,137,000; shared dispositive power 0; aggregate amount beneficially owned 6,137,000 (1.4% of the class)
- MEF Holdings, LLLP (CIK 0001725761): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 21,240,426; shared voting power 0; sole dispositive power 21,240,426; shared dispositive power 0; aggregate amount beneficially owned 21,240,426 (4.9% of the class)
- Brimstone Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,711,692; shared voting power 0; sole dispositive power 2,711,692; shared dispositive power 0; aggregate amount beneficially owned 2,711,692 (0.62% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: APi Group Corporation
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Comment: This Amendment No. 11 (the "Amendment") amends the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "Commission") on April 29, 2020 (as amended by Amendment No. 1, filed on January 5, 2021, Amendment No. 2, filed on September 20, 2021, Amendment No. 3, filed on January 5, 2022, Amendment No. 4, filed on January 3, 2024, Amendment No. 5, filed on April 19, 2024, Amendment No. 6, filed on November 14, 2024, Amendment No. 7, filed on January 3, 2025, Amendment No. 8, filed on November 5, 2025, Amendment No. 9, filed on January 2, 2026, and Amendment No. 10, filed on January 9, 2026, the "Statement") with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of APi Group Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Old Highway 8 NW, New Brighton, MN 55112. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraphs (a) - (b) of the Statement are hereby amended and restated in their entirety as follows: (a)-(b) As of the date hereof, Sir Martin beneficially owns 50,432,501 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days) consisting of: - sole power to vote, or to direct the vote and sole power to dispose, or to direct the disposition of, 30,089,118 shares of Common Stock (which includes 4,000,000 shares of Series A Preferred Stock convertible into 6,000,000 shares of Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons; and - sole power to vote, or to direct the vote, of 20,343,383 shares of Common Stock pursuant to the Proxy Agreement. The shares beneficially owned by Sir Martin consist of (i) 21,240,426 shares of Common Stock held directly by MEF Holdings (or approximately 4.9%), (ii) 2,711,692 shares of Common Stock held directly by Brimstone (or approximately 0.62%), (iii) 4,000,000 shares of Series A Preferred Stock held by Mariposa that are convertible at any time at the option of the holder into 6,000,000 shares of Common Stock and 137,000 shares of Common Stock held directly by Mariposa (or approximately 1.4% in the aggregate), and (iv) 20,343,383 shares of Common Stock which Sir Martin has the sole power to vote pursuant to the Proxy Agreement (or approximately 4.7%) (after giving effect to the disposition of shares of Common Stock described herein). The percentages are calculated pursuant to Rule 13d-3(d) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5 (a).
Transactions in the class effected during the past sixty days:
Paragraph (c) of the Statement is amended to add the following:

On March 19, 2026, MEF Holdings sold an aggregate 3,000,000 shares of Common Stock in a block trade at a price of $40.88 per share pursuant to Rule 144 of the Securities Act of 1933, as amended (such transaction, the "Block Trade"). The disposition of shares of Common Stock in the Block Trade was for diversification purposes.

On May 4 - 5, 2026, the Lillie Reporting Persons sold an aggregate 360,000 shares of Common Stock on the open market pursuant to a Rule 10b5-1 trading plan with prices ranging from $44.19 to $45.99, inclusive. On May 4 - 5, 2026, the Nancy and Ian Ashken Investment Trust LLLP (formerly IGHA Holdings) (the "Investment Trust") sold an aggregate 234,000 shares of Common Stock on the open market pursuant to a Rule 10b5-1 trading plan with prices ranging from $44.19 to $46.00, inclusive.

On May 4, 2026, the Investment Trust contributed an aggregate of 850,000 shares of Common Stock to an exchange fund in exchange for shares in the fund. The Common Stock was valued at $44.71 per share for the purpose of determining the number of shares of the exchange fund issuable to the Investment Trust.

The sale of shares of Common Stock by the Lillie Reporting Persons and the Investment Trust reduced the shares of Common Stock which Sir Martin has the sole power to vote pursuant to the Proxy Agreement.

## Signatures
- Sir Martin E. Franklin: /s/ Martin E. Franklin, Sir Martin E. Franklin (05/06/2026)
- Mariposa Acquisition IV, LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin/Manager (05/06/2026)
- MEF Holdings, LLLP: /s/ Martin E. Franklin, MEF Holdings, LLC, its general partner By: Mariposa Capital, LLC, the manager of MEF Holdings, LLC; Name: Sir Martin E. Franklin Title: CEO (05/06/2026)
- Brimstone Investments LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin/Manager (05/06/2026)